Exhibit 99.4

Dr. Reddy’s Laboratories Ltd.

8-2-337, Road No.3, Banjara Hills, Hyderabad - 500 034, Telangana, India.

CIN: L85195TG1984PLC004507

Tel: +9140 4900 2900

Fax: +9140 4900 2999

Email: mail@drreddys.com www.drreddys.com

June 28, 2016

BSE Limited Department of Corporate Services Listing Department P J Towers Dalal Street Mumbai - 400 001 Scrip Code: 500124	National Stock Exchange of India Limited Listing Department Exchange Plaza Plot no. C/1, G Block Bandra-Kurla Complex, Bandra (E) Mumbai - 400 051 Scrip Code: DRREDDY

Dear Sir/Madam,

Sub:	Closure of Buyback of equity shares of Rs. 5/- each (“Equity Shares”) of Dr. Reddy’s Laboratories Limited (“Company”).

This is in reference to the above captioned subject, our intimation dated February 17, 2016 and the Public Announcement dated April 11, 2016, filed with you in respect of Buyback of equity shares of the Company at a price not exceeding Rs.3,500/- (Rupees three thousand five hundred only) per equity share (“Maximum Buyback Price”), upto an aggregate amount not exceeding Rs. 15,694,171,500 (Rupees One Thousand Five Hundred Sixty Nine Crores Forty One Lacs Seventy One Thousand Five Hundred only) (“Maximum Buyback Size”).

The Buyback was from all Shareholders of the Company (including persons who become shareholders, by cancelling American Depository Shares) held by them and receiving the underlying Equity Shares but excluding promoters and promoter group of the Company under the open market route in accordance with the provisions contained in SEBI (Buy Back of Securities) Regulations, 1998 (including any statutory modification(s), or re-enactment for the time being in force).

In this regard, we would like to inform you that the Company has bought back 5,077,504 equity shares at an average price of Rs.3,090.92 per share. The Company has thus deployed Rs. 15,694,168,907 (Rupees One Thousand Five Hundred Sixty Nine Crores Forty One Lacs Sixty Eight Thousand Nine Hundred and Seven only) (99.999%) against the Maximum Buyback Size.

The pre-Buyback and post-Buyback shareholding pattern, is also attached for your reference and information.

Consequently, the Company announces closure of its Buyback today i.e. June 28, 2016.

This is for your information and record.

For Dr. Reddy’s Laboratories Limited

/s/ Sandeep Poddar
Sandeep Poddar Company Secretary

Enc: As above

CC: New York Stock Exchange Inc. (Stock Code: RDY)

Pre-Buyback and post-Buyback shareholding pattern of the Company

Particulars	No. of Equity shares	% holding to total existing equity capital	No. of Equity shares	% holding to post Buyback equity capital*
	As on 31 March 2016		Post Completion of Buyback (As on 28 June 2016)
Promoters and/or persons who are in control	4,36,49,762	25.58	4,36,49,762	26.37
Public Shareholding			12,18,80,387	73.63
Indian Financial Institutions	45,87,435	2.69
Banks	2,42,636	0.14
Mutual Funds	54,45,931	3.19
Indian Public & Corporates	2,00,02,458	11.73
Foreign Institutional Investors	6,14,10,798	36.00
NRIs	20,85,783	1.22
Foreign Nationals	5,762	0.00
Foreign Companies	45,94,279	2.70
American Depository Shares (ADS)	2,85,82,809	16.75

TOTAL	17,06,07,653	100.00	16,55,30,149	100.00

*	The Company is in the process of extinguishing the balance 53,326 equity shares out of the total of 50,77,504 equity shares bought back. The post buyback share capital is provided assuming extinguishment of all shares bought back by the Company.